SUPPLEMENT	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED APRIL 29, 2015	REGISTRATION NO. 333-199237

$85,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS 1 PROMISSORY NOTES

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This Supplement relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC of its Class 1 Notes.

This Supplement should be read in conjunction with the prospectus dated April 29, 2015. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus.  The terms and conditions of the Offering and the Class 1 Notes are set forth in the prospectus as revised by this Supplement.

RESIGNATION OF CHAIRMAN OF THE BOARD;

APPOINTMENT OF NEW CHAIRMAN

Effective as of May 14, 2015, Mark G. Holbrook submitted his resignation as Chairman and as a member of the Board of Managers (the “Board”) of Ministry Partners Investment Company, LLC (the “Company”). Mr. Holbrook served as the Chairman of the Board since inception of the Company and also served as the Company’s initial Chief Executive Officer and President. The resignation was not the result of any disagreement with the Company. The Board has appointed R. Michael Lee, a current member of the Board and its Vice Chairman, to serve as Chairman of the Board. Jerrod L. Foresman, a member of the Company’s Board and a member of the Ministry Partners Securities, LLC (“MP Securities”) Board of Managers, was appointed as Chairman of the MP Securities Board of Managers.

On May 14, 2015, the Company held a regular board meeting of its Board, during which it appointed Robert M. McDougall to complete Mr. Holbrook’s term of office as a Class III Manager. Mr. McDougall’s term of office will expire on May 31, 2016 or the 2016 annual meeting, whichever occurs first. Mr. McDougall was also appointed to serve as a member of the Board of Managers of MP Securities, the Company’s wholly-owned subsidiary. Until his appointment at the May 14, 2015 regular meeting of the Board, Mr. McDougall had not previously served as a Manager of the Company or MP Securities.

Mr. McDougall currently serves as the Executive Vice President and Chief Lending Officer of Evangelical Christian Credit Union (“ECCU”). Prior to joining ECCU, Mr. McDougall served as Senior Vice President, National Director of Management Development for J.P. Morgan Chase Bank in Claremont, California, as Training Manager for Chase Investments Services Corp. and as a District Sales Manager for Wells Fargo Investments, LLC. Mr. McDougall has over ten years of experience in the securities industry and holds a Series 6, 7 and 63 securities license. Mr. McDougall has a wealth of experience in the securities industry, including management training, retail and consumer investment products and services.

There are no arrangements or understandings between Mr. McDougall and any other person pursuant to which he was elected to serve as a Class III Manager and there are no relationships or transactions in which Mr. McDougall has an interest that would require additional disclosure.

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The date of this prospectus supplement is June 4, 2015.